Exhibit 1

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

NOTICE OF EXTRAORDINARY

GENERAL MEETING OF SHAREHOLDERS

January 20, 2011

Dear Shareholder,

DIGITAL GOLF Inc. hereby cordially invites you to attend an extraordinary general meeting of shareholders, which will be held as follows:

Sincerely yours,

Toshiro Yokoyama

Representative Director

DIGITAL GOLF Inc.

2-10-16, Akasaka, Minato-ku, Tokyo

MEETING AGENDA

1. Date and time:	10:00 a.m., Monday, February 7, 2011

2. Venue:	B1, Hotel Chatelet Inn Akasaka, Akasaka Conference Room 3,
2-6-12 Akasaka, Minato-ku, Tokyo

3. Agenda:
Proposal	Approval of Share Exchange Agreement concluded between KONAMI CORPORATION and DIGITAL GOLF Inc.

4. Outline of Proposal
As stated on the attached documents

5. Remarks:

At a meeting of the Board of Directors held today, DIGITAL GOLF Inc. (hereafter “the Company”) passed a resolution to convene an extraordinary general meeting of shareholders (hereafter “the shareholder meeting”) on January 31, 2011 to seek approval for a third-party allotment of shares through a debt-equity swap with the Company’s president and representative director as the allottee (hereafter “the DES”). The proposal described in this convocation notice (hereafter “the Share Exchange”) will be implemented in conjunction with the DES for the purpose of shoring up the Company’s financial position and forming an alliance with KONAMI CORPORATION. This means that if the implementation of the DES, as originally proposed, is approved by resolution at the shareholder meeting, and the DES payment is completed (payment is planned for completion on February 1, 2011, prior to the date of the shareholder meeting outlined in this convocation notice), the Company’s net equity are projected to be approximately ¥225,682,478 (approximately ¥23,748 per share). For this reason, the Share Exchange ratio for the Share Exchange is calculated based on the Company’s net equity after the above payment is completed. When voting on the Share Exchange proposal, shareholders are requested to take into consideration information about the DES. For further information on the DES, please refer to the convocation notice for the extraordinary general meeting of shareholders concerning the DES sent separately today.

(Attachment)

Proposal Outline

Proposal: Approval of Stock Exchange Agreement with KONAMI CORPORATION

1. Reasons for Stock Exchange

The Company entered the golf simulator business in October 2008, which had been growing rapidly at the time, during its 7th business year. The Company saw its 8th business year (the year from June 2009 to May 2010) as a year of significant growth in the simulator business. However, from the second half of the Company’s 8th business year, the opening of “golf bars” began to decline, primarily in the Tokyo metropolitan area, partly due to the protracted economic downturn. At this time, Korean manufacturers pushed into the market with a fierce discount war. In March 2010, the Company won a large order for golf-school simulators from Konami Sports & Life Co., Ltd. (hereafter “Konami Sports”), which contributed positively to net sales. Despite this large order, the Company was unable to generate positive net income. Consequently, the Company has posted net losses for the past three consecutive years (a net loss of ¥88,001,000 for the 6th business year, ¥139,492,000 for the 7th business year and ¥176,650,000 for the 8th business year). Currently, net assets stand at a negative ¥107,003,368 (as of November 30, 2010).

At present, the golf simulator market is quieting down following the short-lived “golf bar” boom. Moreover, there are moves afoot to start using simulators for golf lessons, just as Konami Sports has done. The installation of golf simulators at indoor golf schools across Japan is expected to pick up going forward. Furthermore, golf simulators could also be installed at the 3,800 outdoor golf practice ranges across Japan in the future. The Company’s golf simulators are well trusted in the Japanese market, which demands precision and accuracy in a golf simulator. In this market environment, the Company believes that it possesses product competitiveness in terms of performance. However, price competitiveness is also essential to developing the Japanese market. Golf simulator software must also be upgraded for golf schools. Looking ahead, the Company must develop the market by rapidly deploying development expenses, along with substantial promotion expenses.

However, the Company’s finances are under dire strain. It has posted losses every year since its founding. The Company’s interest-bearing debt recently stood at ¥16,587,000 (as of November 30, 2010). Net assets were a negative ¥107,003,368 (as of November 30, 2010). Bank loans have also been suspended. For this reason, although the Company has high hopes for the potential of the golf simulator market, as stated above, and for making more effective use of golf course data, it is unable to properly respond at this time.

Therefore, the Company sees the following points as urgent management priorities for future business development. In other words, the Company must: (1) restore confidence by shoring up its financial position as rapidly as possible; (2) enhance the price competitiveness of its golf simulators; and (3) procure funds for new software development, such as golf simulator software for golf schools, and promotion expenses.

Since the summer of 2010, the Company began jointly developing value-priced golf simulators for golf schools and game centers with KONAMI CORPORATION. Together with KONAMI CORPORATION’s consumer game departments, the Company has also begun exploring the development of a game business utilizing the golf course data it owns. Therefore, the Company has decided to join the KONAMI Group, with whom it has such business relationships, and (1) shore up its financial position; (2) enhance the price competitiveness of its golf simulators; (3) procure funds for new software development for golf simulator software for golf schools, and for promotion expenses; (4) strengthen product development capabilities and (5) bolster sales capabilities by expanding brands and sales channels. The Company believes that this course of action will enhance its corporate value, and lies in the best interests of its shareholders.

2. Matters provided in Paragraph 1 (excluding item 5 and 6), Article 184 of Order for Enforcement of the Japanese Corporate Law

1. Contents of the Share Exchange Agreement

Contents of the Share Exchange Agreement as stated on Exhibit 1

2. Matters to ensure adequacy of the share exchange price

(1) Matters to ensure adequacy of the total number and allotment with respect to the Share Exchange

In order to ensure fairness and reasonableness of the share exchange rate for the Share Exchange, The Company decided to request a separate independent third party valuation institution to calculate a share exchange rate. For this purpose, the Company appointed CANYON FIELD Co., Ltd. (“CANYON FIELD”) which was independent of the Company and KONAMI.

CANYON FIELD determined that the value of KONAMI’s common stock should be analyzed using the market price analysis based on the fact that KONAMI’s common stock, is listed on the Tokyo Stock Exchange, and that the market price of KONAMI stock is readily available. (CANYON FIELD designated January 19, 2011 as the valuation date, and utilized the average closing prices for one (1) and six (6) month(s) periods prior to the valuation date). As for the Company’s common stock, is unlisted, CANYON FIELD valued it using the discounted cash flow analysis (“DCF”), that is using future free cash flow projections, is expected to earn, and discounts them to arrive at a present value with a certain discount date and analyses a corporate value and value of stocks, based on forecasts of earnings through The Company’s business plan by and management interviews with the ones expected to engage after the fiscal year ended May 31, 2011. CANYON FIELD also valued the Company using net equity re-evaluation system so that The Company executes the DES (set forth in “5 (3) subsequences- significant changes in the Company’s financial position after the end day of the fiscal year ended March 31, 2010”) and net equity amount is considered to reflect the latest invested value resulting from a substantial amount of liabilities are expected to transfer to those of equity.

Please be advised that the Company resolved, at its board of directors meetings held on January 20, 2011, to call the shareholder meeting scheduled to be held on January 31, 2011 where to be resolved the approval for a third-party allotment of shares through the DES with the Company’s president and representative director as the allottee (set forth in “5 (3) subsequences- significant changes in The Company’s financial position after the end day of the fiscal year ended March 31, 2010”). If the implementation of the DES, as originally proposed, is approved by resolution at the shareholder meeting, and the DES payment is completed (payment is planned for completion on February 1, 2011, prior to the date of the shareholder meeting outlined in this convocation notice), the Company’s net equity are projected to be approximately ¥225,682,478 (approximately ¥23,748 per share). For this reason, the Share Exchange ratio for the Share Exchange is calculated based on the Company’s net equity after the above payment is completed.

The outline of the calculation result of the Share Exchange Rate by CANYON FIELD is as provided below:

Approach	Range of Share Exchange Rate (DIGITAL GOLF : KONAMI)
Discounted Cash Flow Analysis	1 : 9.4 ~ 1:16.7
Net Equity Re-evaluation System	1 : 13.5 ~ 1:15.7

The Company and KONAMI engaged in repeated negotiations and discussions based on the analysis provided by the above third party valuation institutions, and bearing in mind their respective financial conditions, performance trends and stock price movements, etc. As a result, The Company and KONAMI determined that the share exchange rate as follows was advantageous to the shareholders of both The Company and KONAMI, and resolved the share exchange rate for the Share Exchange upon approval obtained at meetings of their respective board of directors held on January 20, 2011

	DIGITAL GOLF (Wholly owned subsidiary in Share Exchange)	KONAMI (Wholly owning parent company in Share Exchange)
Allotment with respect to Share Exchange	1	15
Total number of shares to be delivered in the Share Exchange	Common Stock: 142,545 thousand shares

(2) Reason for choice of KONAMI’s Common Stock as the Share Exchange price

The Company and KONAMI, will become wholly owning parent company in the Share Exchange, determined KONAMI’s common stock as the Share Exchange price.

KONAMI’s common stock is considered to be ensured the liquidity so that the stock is listed on the Tokyo Stock Exchange, New York Stock Exchange and London Stock Exchange and is able to exchange on those Stock Exchanges continually.

The Share Exchange also intends reinforcement of its financial strength, alliance with KONAMI and more improvement of corporate value the KONAMI group. The Company believes the Share Exchange is advantageous to all our shareholders who will hold KONAMI’s common stocks.

(3) Adequacy in regard with KONAMI’s capital and capital surplus

Pursuant to the Ordinance on Company Accounting, KONAMI will determine the matters in regard with capital and capital surplus to be increased by the Share Exchange.

3. Reference matters relating to the Share Exchange price

(1) Provisions of KONAMI’s Articles of Incorporation

Provisions of KONAMI’s Articles of Incorporation set forth in Exhibit 2

(2) Method for conversion into cash of the Share Exchange price

KONAMI’s common stock is exchanged at the first section of the Tokyo Stock Exchange, New York Stock Exchange and London Stock Exchange, and traded through general securities companies nationwide.

(3) Market price of the Share Exchange price

The market price per share of KONAMI’s common stock as the Share Exchange price is as provided below:

(The designated valuation date of the Share Exchange rate is January 19, 2011)

On January 19, 2011, the reported closing price of the shares on the Tokyo Stock Exchange:

1,726 yen

One month prior to January 19, 2011, the reported average closing price of the shares on the Exchange:

1,753 yen

Three months prior to January 19, 2011, the reported average closing price of the shares on the Exchange:

1,615 yen

Six months prior to January 19, 2011, the reported average closing price of the shares on the Exchange:

1,511 yen

The latest market prices of KONAMI shall be advised via the Tokyo Stock Exchange’s web site (http://www.tse.or.jp/).

4. Adequacy of provisions in regard with stock acquisition rights

Not applicable.

5. Matters in regard with financial reports

(1)	KONAMI’s financial reports of the fiscal year ended March 31, 2010

KONAMI’s financial reports of the fiscal year ended March 31, 2010 set forth in Exhibit 3.

(2)	Subsequences- significant changes in KONAMI’s financial position after the end day of the fiscal year ended March 31, 2010

Not applicable.

(3)	Subsequences- significant changes in the Company’s financial position after the end day of the fiscal year ended March 31, 2010

1. A third-party allotment of shares through a debt-equity swap with the Company’s president and representative director as the allottee

At a meeting of the Board of Directors held on January 20, 2011, the Company passed a resolution to convene the shareholder meeting on January 31, 2011 to seek approval for a third-party allotment of shares through a debt-equity swap with the Company’s president and representative director as the allottee.

MEETING AGENDA

1. Date and time:	10:00 a.m., Monday, February 7, 2011

2. Venue:	B1, Hotel Chatelet Inn Akasaka, Akasaka Conference Room 3,
2-6-12 Akasaka, Minato-ku, Tokyo

3. Agenda:
Proposal	Issue of Shares for Subscription

4. Outline of Proposal

(1) Number of shares for subscription	6,069 shares of the Company’s common stock

(2) Payment amounts of shares for subscription	23,748 yen per share

(3) Properties exclude cash and the price to be invested

Under contracts of quasi loan for consumption, a monetary claim for 144,126,612 yen of 343,331,185 yen between the Company and Toshiro Yokoyama

(4) The date of the benefit of the properties	February 1, 2011

(5) Increasing capital and capital surplus

1. Increasing capital	11,874 yen per share

2. Increasing capital surplus	11,874 yen per share

(6) Method of allotment

Total shares will be allotted to Toshiro Yokoyama pursuant to the share subscription agreement.

End

Exhibit 1

Share Exchange Agreement

Konami Corporation (hereinafter “Party A”) and DIGITAL GOLF Inc. (hereinafter “Party B”) do hereby agree to the following share exchange agreement (hereinafter “the Agreement”).

Article 1 (Share Exchange)

Party A and Party B shall share exchange (hereinafter “the Share Exchange”) in accordance with the Companies Act and the Agreement, with Party A as the full parent company and Party B as a wholly owned subsidiary.

Article 2 (Names and Addresses of the Parties to the Agreement)

The names and addresses of Party A and Party B are as follows.

(1) Party A: Konami Corporation

9-7-2 Akasaka, Minato-ku, Tokyo

(2) Party B: DIGITAL GOLF Inc.

2-10-16 Akasaka, Minato-ku, Tokyo

Article 3 (Shares to be Granted in the Share Exchange, etc.)

1.	In the Share Exchange, Party A shall grant its common stock to the shareholders (including substantial shareholders) listed or recorded on Party B’s final shareholder registry (including the substantial shareholder registry) as of the day immediately preceding the effective date of the Share Exchange (as defined in Article 5; same hereinafter), at a quantity equivalent to 15 shares per share of Party B’s common stock held by said shareholders.

2.	In the Share Exchange, if the number of shares of Party A’s treasury stock (common stock) held by Party A on the day immediately preceding the effective date is less than the number of shares required for the granting of shares indicated in the preceding paragraph, Party A shall issue new shares of common stock at a quantity equivalent to the deficiency, and shall grant said shares to the Party B shareholders indicated in the preceding paragraph.

3.	In cases in which the number of shares of Party A’s common stock that are to be granted to Party B shareholders in the Share Exchange includes a fractional amount, said fractional amount shall be granted as a cash payment, in accordance with the stipulations of Article 234 of the Companies Act.

Article 4 (Party A Capital and Reserves that are to Increase through the Share Exchange)

Items related to the amount of Party A capital and reserves that are to increase through the Share Exchange, etc., shall be stipulated by Party A in accordance with the Company Accounting Regulations.

Article 5 (Effective Date)

The effective date of the Share Exchange shall be March 1, 2011 (hereinafter “the Effective Date”). However, if required by the status of progress of arrangements for the Share Exchange, it shall be possible to change said date through deliberation between Party A and Party B and in accordance with the stipulations of Article 790 of the Companies Act. In such case, Party B shall announce the new Effective Date no later than the day immediately preceding the old Effective Date (or the day immediately preceding the new Effective Date if the new Effective Date precedes the old Effective Date).

Article 6 (Duty of Diligence of a Good Manager)

During the period from the conclusion of the Agreement to the Effective Date, Party A and Party B shall each exercise the care of a good manager in execution of the relevant work and management and operation of assets, and any actions which may significantly impact said assets or rights and obligations shall be conducted after deliberation between Party A and Party B. During the period from the conclusion of the Agreement to the Effective Date, Party A and Party B shall provide the mutual cooperation in the management of assets and in the maintenance and continuation of business operations required to achieve the objectives of the Agreement.

Article 7 (Approval of the Share Exchange Agreement)

1.	Party B shall convene a general meeting of shareholders on February 7, 2011 (hereinafter “the Approval Meeting”) and request approval of the Agreement and a resolution regarding approval of the items required for the Share Exchange. However, if required by the status of progress of arrangements for the Share Exchange, it shall be possible to change said date through deliberation between Party A and Party B.

2.	In accordance with the stipulations of Article 796 Paragraph 3 of the Companies Act, Party A shall conduct the Share Exchange without obtaining approval of the Agreement at the General Shareholders’ Meeting as stipulated in Article 795 Paragraph 1 of the Companies Act.

Article 8 (Changes to Conditions and Termination of the Agreement)

In the case of significant fluctuation in the assets or financial condition of Party A or Party B due to natural disasters, upheaval, or other causes during the period from the conclusion of the Agreement to the Effective Date, it shall be possible to change the contents of the Agreement or to terminate the Agreement through deliberation between Party A and Party B.

Article 9 (Burden of Expenses)

Party A and Party B shall each be responsible for their own expenses related to conclusion of the Agreement and other expenses for announcements, registration, etc., required in relation to the Agreement.

Article 10 (Warranty)

Party B manifests and guarantees that the following items shall be true as of the Effective Date.

(1)	Advance notification and approval required in the contract between Party B or Party B’s representative director Toshiro Yokoyama (hereinafter “Party C”) and shareholders of Party B, and the execution of other contractual obligations, have been completed for execution of the stipulations of the Agreement.

(2)	Party B possesses the data programs for the digital reproductions of the 188 golf courses included in the separate “Golf Course List” document (hereinafter referred to collectively as “the Data Program”), and owns the rights to the Data Program’s copyright and all other intellectual property rights, etc.

(3)	The names of actual golf courses used in the Data Program are used for the Data Programs for the 171 golf courses that have “Yes” indicated in the “Confirmation form/approval form” column of the separate “Golf Course List,” or there is a contract that indicates the possession of valid and legal permission to relicense to a third party (hereinafter “the License Agreement”).

(4)	Party B shall guarantee that Party B has not entered into a contract (including, but not limited to, contracts that grant the exclusive use of the Data Program in whole or in part, etc.) with a third party that would hinder the use by Party A (including parties obtaining a license from Party A; same hereinafter) of the Data Program and the names of golf courses stipulated in Item 3 in accordance with the list in the license agreement, and that there has been no dispute filed by a third party (including parties holding rights to golf course names, etc.) regarding the use of the Data Program by Party B (including parties obtaining a license from Party B). However, in cases in which Party A desires to use the name of an aforementioned golf course outside the range stipulated in the individual license agreement, or in cases in which it is necessary to obtain the authorization of the right holder for use of the golf course name on a case-by-case basis, Party B shall guarantee that it will provide the maximum cooperation to enable Party A to use the aforementioned golf course name in the desired manner.

Article 11 (Effect of the Agreement)

1.	The Agreement shall automatically be nullified in any of the following cases.

(1)	Items required for Agreement and the Share Exchange were not approved at the Approval Meeting.

(2)	Issuance of new shares through third-party allocation (in-kind investment (debt/equity swap)) cannot be conducted between Party A and Party B during the period from the conclusion of the Agreement to the date of the Approval Meeting.

(3)	The uncompensated retirement of Party B’s new share subscription rights is not approved by the Board of Directors, or the uncompensated retirement of Party B’s new share subscription rights does not take effect, during the period from the conclusion of the Agreement to the Effective Date of the Share Exchange.

(4)	It is discovered that Party B has engaged in transactions or has a personal or financial relationship with antisocial forces, money laundering organizations, or other individuals or organizations (whether in Japan or overseas) that pose a risk of damage to societal trust in Party A, and it is recognized that such circumstances may adversely affect the maintenance of licenses (including overseas gaming licenses) held by Party A.

2.	In any of the following cases, Party A shall be able to terminate the Agreement immediately by submitting written notification to Party B. Further, Party A shall be able to request the submission of reports and evidence from Party B as necessary, to confirm the status of execution of the duties of Party B as stipulated in this paragraph.

(1)	It is impossible to conclude a contract to eliminate contract conditions that are a hindrance (or have the possibility of becoming a hindrance) to the Share Exchange in the contract between Party B (including Party C) and Party B’s shareholders, during the period from the conclusion of the Agreement to the date of the Approval Meeting.

(2)	It is discovered that Party B has violated the warranty stipulated in the preceding article.

Article 12 (Unspecified Items)

Items required for the Share Exchange in addition to those stipulated in the Agreement shall be determined as necessary through deliberation between Party A and Party B, in accordance with laws and regulations and the intent of the Agreement.

Article 13 (Deliberation Items)

Items not stipulated in the Agreement and questions regarding the interpretation of the Agreement shall be resolved through good-faith discussion between Party A and Party B.

Article 14 (Court of Jurisdiction)

Attempts shall be made to resolve all disputes regarding the Agreement and the Share Exchange through good-faith discussion between Party A and Party B. However, when such discussions are unable to achieve resolution, the dispute shall be resolved in accordance with the ruling of the first hearing, with the Tokyo District Court as the exclusive court of jurisdiction.

IN WITNESS WHEREOF, this Share Exchange Agreement shall be executed in duplicate with the name and seal of each party, and each party shall retain one of the originals.

January 20, 2011

Party A:	Konami Corporation
9-7-2 Akasaka, Minato-ku, Tokyo
Kimihiko Higashio, Representative Director

Party B:	DIGITAL GOLF Inc.
Akasaka Square Building, 6th Floor
2-10-16 Akasaka, Minato-ku, Tokyo
Toshiro Yokoyama, Representative Director and President

Appendix: Golf Course List

No	Course	Confirmation form/approval form
1	Miho Golf Club
2	Phoenix Country Club	o
3	Tom Watson Golf Course	o
4	Springfield Golf Club	o
5	The Tradition Golf Club	o
6	Mizunami Country Club
7	Rope Club	o
8	U Green Nakatsugawa Golf Club	o
9	Sanage Country Club	o
10	Taiheiyo Club Gotemba Course	o
11	St. Creek Golf Club	o
12	Kuwana Country Club	o
13	Rokkoku Golf Club	o
14	Akagi Country Club	o
15	Jun Classic Country Club	o
16	Kanra Country Club	o
17	Taiheiyo Club & Associates Kohnan Course	o
18	Taiheiyo Club & Associates Minori Course	o
19	Hatoyama Country Club	o
20	Tomisato Golf Club	o
21	Obatago Golf Club	o
22	KitaMusashi Country Club	o
23	Mitsukaido Golf Club	o
24	Shishido Hills Country Club East Course	o
25	Shishido Hills Country Club West Course	o
26	Horai Country Club	o
27	Taiheiyo Club & Associates Mashiko Course	o
28	Shizu Hills Country Club Grape Course	o
29	Shizu Hills Country Club Apple Course	o
30	Central Golf Club East Course	o
31	Central Golf Club West Course	o
32	Akagi Golf Club	o
33	Suginosato Country Club	o
34	Toride Kokusai Golf Club East Course
35	Toride Kokusai Golf Club West Course
36	Kitsuregawa Country Club	o
37	Central Golf Club New Course	o
38	New St. Andrews Golf Club Japan	o
39	Seve Ballesteros Golf Club	o
40	Kanan Golf Club (former Tone Golf Club)	o

41	Fugetsu Country Club	o
42	Aso Country Club	o
43	Caledonian Golf Club	o
44	Royal Meadow Golf Club	o
45	The Country Club Glenmoor	o
46	Shiromizu Golf Club	o
47	21 Century Club Tomioka Golf Course	o
48	Glissando Golf Club	o
49	Nasuogawa Golf Club Tournament Course	o
50	Nasuogawa Golf Club Challenge Course	o
51	Nishinasuno Country Club	o
52	Tsutsujigaoka Country Club	o
53	J-Golf Kasumigaura	o
54	Morinaga Takataki Country Club	o
55	Amagadai Golf Club	o
56	Toyosato Golf Club	o
57	Kamo Golf Club	o
58	Taiei Country Club	o
59	Lotte Minayoshidai Country Club	o
60	Mobara Country Club	o
61	Itako Country Club	o
62	Yonehara Golf Club	o
63	Sashima Country Club	o
64	Aqualine Golf Club	o
65	Omigawa Tokyu Golf Club	o
66	Centleisure Golf Club Ichihara(former Ichihara Korakuen G&S)	o
67	Oak Village Golf Club	o
68	Murasakizuka Golf Club	o
69	Mito Lakes Country Club	o
70	Kasama Country Club	o
71	Genjiyama Golf Club	o
72	Higashi Tsukuba Country Club	o
73	North Shore Country Club	o
74	Shin Seizansou Country Club	o
75	Palcall Tsumagoi Golf Course	o
76	Narusawa Golf Club	o
77	Royal Country Club Kinugawa Course	o
78	Royal Country Club Haguro Course	o
79	Ichinomiya Country Club East Course	o
80	Ichinomiya Country Club West Course	o
81	(Kuji Garden Golf Club) = Spa & Golf Resort Kuji	o
82	Summit Golf Club	o

83	Anegasaki Country Club East Course	o
84	Anegasaki Country Club West Course	o
85	Takahiko Three Country	o
86	Canary Garden Country Club	o
87	Funabashi Country Club	o
88	Manna Country Club Manna Course	o
89	Manna Country Club Gary Player Course	o
90	Tsukuba Tokyu Golf Club	o
91	Katsuura Tokyu Golf Club	o
92	Great Island Club
93	Honchiba Country Club	o
94	Kiminomori Golf Club	o
95	Kazusa Monarch Country Club	o
96	Hirakawa Country Club	o
97	Centleisure Golf Club Bato (former Bato Korakuen C&H)	o
98	Japan PGA Golf Club	o
99	Taco Country Club	o
100	Omotezao Kokusai Golf Club	o
101	Daily Mizunami Country Club	o
102	Rifu Golf Club	o
103	Fuji Classic (former Sokaibikenkan Fuji Ichiban Golf)	o
104	Taiheiyo Club Narita Course	o
105	Kasama Forest Golf Club	o
106	Ikeda Country Club	o
107	Taiheiyo Club Rokko Course	o
108	Tateno Classic Golf Club	o
109	Sapporo Golf Club Wattsu Course	o
110	Sapporo International Country Club Shimamatsu Course	o
111	West One’s Country Club	o
112	Otaru Country Club	o
113	Mei Lake Hills Country Club	o
114	Taiheiyo Club Ichihara Course	o
115	Shinsatomi Country Club	o
116	Susono Country Club	o
117	Taiheiyo Associates Oarai Sherwood Course	o
118	Nouvelle Golf Club Kanayago Course	o
119	Nidom Classic Course Nispa Course
120	Nidom Classic Course Ikoro Course
121	Hokkaido Classic Golf Club	o
122	Taiheiyo Associates Sano Hill Crest Course	o
123	Kita Rokko Country Club East Course	o
124	Kita Rokko Country Club West Course	o
125	Fushio Golf Club	o

126	Osaka Golf Club Tannowa Course	o
127	Takamuroike Golf Club	o
128	Yokawa Inter Golf Club MECHA	o
129	The Kanozan Country Club	o
130	Fuji Heigen Golf Club	o
131	Taiheiyo Club & Associates Arima Course	o
132	Takino Country Club Yachiyo Course	o
133	Takino Country Club Geihinkan Course	o
134	Taiheiyo Club Takarazuka Course	o
135	Gozensui Golf Club Bibi Classic Course
136	Royal Star Golf Club	o
137	La Vista Golf Resort (same as Taiheiyo)	o
138	Green Ace Country Club	o
139	Chiba Country Club Noda Course	o
140	Oakmont Golf Club	o
141	Taiheiyo Club Gotemba West	o
142	Raysum Golf & Spa Resort (former Press Country Club)	o
143	Taiheiyo Club & Associates Takasaki Course	o
144	Izu Skyline Country Club
145	Taiheiyo Club Sagami Course	o
146	Japan Memorial Golf Club	o
147	Arima Royal Golf Club Royal Course	o
148	Arima Royal Golf Club Noble Course	o
149	Taiheiyo Club Karuizawa Resort Asama Course	o
150	Taiheiyo Club Karuizawa Resort Shirakaba Course	o
151	Nakaizu Green Club
152	Taiheiyo Club & Associates Shirakawa Resort	o
153	ANA Diamond Golf Club North Wing	o
154	ANA Diamond Golf Club South Wing	o
155	Daihakone Country Club	o
156	Zuien Country Club Eniwa Course	o
157	Taiheiyo Club & Associates Sapporo Course	o
158	Katsura Golf Club
159	Tarumae Country Club	o
160	Zuien Country Club Takeoka Course
161	Kosaido Sapporo Country Club New Course	o
162	Kosaido Sapporo Country Club Old Course	o
163	Kawana Hotel Golf Course Fuji Course	o
164	Kawana Hotel Golf Course Ohshima Course	o
165	Zuien Country Club Kinugawa Shinrin Course
166	Kosaido Thomson Country Club	o
167	Zuien Country Club Canyon Ueno Course	o
168	Zuien Country Club Century Fuji Course
169	Zuien Karuizawa 900 Club

170	Chiba Country Club Umesato Course	o
171	Hanna Country Club
172	Arima Country Club	o
173	President Country Club	o
174	Kameoka Country Club	o
175	Hokkaido Classic Golf Club Obihiro Classic Course	o
176	Hokkaido Classic Golf Club Obihiro Maple Course	o
177	Sun Great Golf Club	o
178	Kochi Kuroshio Country Club Taiheiyo Danryu Course	o
179	Kochi Kuroshio Country Club Kuroshio Course	o
180	Tosa Country Club Ashizuri Course	o
181	Tosa Country Club Katsurahama Muroto Course	o
182	Narayagyu Country Club	o
183	Grandee Naruto Golf Club 36 West Course	o
184	Grandee Naruto Golf Club 36 East Course	o
185	Hokkaido Golf Club Eagle Course	o
186	Hokkaido Golf Club Lion Course	o
187	Chiba Birdie Club
188	Hotel & Resort Nasu Kasumigajo Golf Club
	Total 188	Total 171

Exhibit 2

The Articles of Incorporation

Incorporated by reference to Exhibit No. 1.1 to the Form 20-F (File No. 001-31452) of

Konami Corporation, filed with the SEC on August 10, 2010

Exhibit 3

Business Report

(April 1, 2009 – March 31, 2010)

1. Business Performance

(1) Konami Group Business Conditions and Results

Although the Japanese economy showed signs of recovery from the recession that had been continuing since last year, the business environment during the fiscal year ended March 31, 2010 continued to be uncertain, with reduced personal consumption due to factors such as severe income and employment situations.

Regarding the entertainment industry that KONAMI CORPORATION and its subsidiaries (“Konami”) operate in, despite measures taken to arouse demand as its platforms have become widespread, the home video game market remained challenging – both in Japan and overseas – as compared to the previous fiscal year. The measures included the reduction of standalone video game console prices by various hardware manufacturers, the launch of new handheld video game consoles and the release of major game titles by various software producing companies towards the year-end sales season. The amusement arcade market also continued to see a decline in the volume of customer traffic due to the impact of the H1N1 influenza pandemic as well as a decline in the operators’ investment motive affected by the severe economic condition. In the gaming market, while the environment continued to be severe, affecting even the major operators in Las Vegas, there are some promising signs overseas, such as the case where casinos in Singapore were legalized and opened.

In the health and fitness industry, heightened interest in and demand related to the maintenance and promotion of good health is expected to continue into the future due to the aging population of Japan as well as concern over lifestyle diseases.

Against such a backdrop, the digital entertainment segment of the KONAMI CORPORATION and its subsidiaries (“Konami”) rolled out the latest titles in home video game software series, with a focus on popular Konami series such as the soccer game Winning Eleven (known in the US and Europe as PRO EVOLUTION SOCCER). New titles, such as LOVEPLUS, which is a new romantic communication game, and titles featuring popular overseas content enjoyed steady sales. As products for amusement arcades, MAH-JONG FIGHT CLUB GARYOTENSEI, the latest in the series, and the large-scale mass medal game FORTUNE TRINITY continued to be satisfactory. Card game products also showed favorable sales. Turnover in home video game software and arcade games, however, has declined in comparison to the same period of the previous year, which was marked by the release of major game titles.

As for the Gaming & System segment, Konami enriched its product lineup in the North American and Australian markets, with a focus, in the case of video slot machines, on the new-generation cabinet (outer structure) Podium running the K2V series, and on the Advantage 5 series in the case of mechanical stepper machines. Those sales progressed steadily. Meanwhile, we also increased the sale of the Konami Casino Management System and the profits from participation agreements (equipment sales in which profits are shared).

In the Health & Fitness segment, we increased the number of new fitness clubs under Konami’s direct management and expanded the portfolio of fitness clubs outsourced to us. At the same time, we advanced the development and introduction of facilities and services that meet the diversifying needs of customers. Furthermore, we reinforced the marketing of health products, drove forward the computerization of health management and strove to expand and enrich services, both within and outside our facilities, supporting the promotion and maintenance of good health.

Our consolidated results for the year ended March 31, 2010 are as follows: consolidated net revenues amounted to ¥262,144 million (a year-on-year decrease of 15.4%), operating income was ¥18,664 million (a year-on-year decrease of 31.8%), net income before income taxes was ¥17,122 million (a year-on-year decrease of 30.7%), and net income attributable to Konami Corporation was ¥13,314 million (a year-on-year increase of 22.4%).

Performance by business segment

Digital Entertainment

Computer & Video Games business: In Japan, a diverse lineup of home video game products was released by Konami. In addition to sports titles – which are Konami’s forte – such as WORLD SOCCER Winning Eleven 2010 (known in the US and Europe as PES 2010 - Pro Evolution Soccer) and the JIKKYOU PAWAFURU PUROYAKYU series, Konami also released the animated title Pen 1 Grand Prix: A penguin’s troubles Special and LOVEPLUS in the romance themed simulation series, as one of the home video game software.

Furthermore, we promoted various popular Konami titles through online distribution for mobile phones and terminals. This included the commencement of the online distribution, such as DanceDanceRevolution S and Mobile PAWAFURU PUROYAKYU, for the Windows phone, following the distribution of software titles for the iPhone and iPod touch.

Amusement business: As amusement arcade video games, MAH-JONG FIGHT CLUB GARYOTENSEI, BASEBALL HEROES 2009 HA-SHA and QUIZ MAGIC ACADEMY 7, the latest titles in their series, were released in addition to popular music game titles. Meanwhile, in medal games, the large-scale token pusher FORTUNE TRINITY began operation in addition to the new genre mass medal game Infinity Rings. FORTUNE TRINITY, which was inspired by Las Vegas, is proving popular with its highly innovative show quality and design.

In order to arouse new demand, Konami launched, in March 2010, an e-money service named PASELI that utilizes the Konami e-AMUSEMENT service, which links amusement arcades nationwide in Japan through its network. PASELI has seen favorable reactions since its introduction. Card games business continued to mark favorable sales.

In North America and Europe, PES 2010 - Pro Evolution Soccer, the music game series DanceDanceRevolution and game content for overseas consumption, such as SAW, enjoyed favorable sales. Konami is also promoting the development of content, which meets the needs of overseas markets, for mobile phones and terminals. Mobile application programs for the iPhone/iPod touch that were produced overseas won international awards abroad.

Due to the absence of major titles, such as METAL GEAR SOLID 4 GUNS OF THE PATRIOTS of our previous fiscal year, however, the overall sales fell this quarter as compared to the same period in the previous fiscal year.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2010 in this segment amounted to ¥142,650 million (a year-on-year decrease of 24.0%).

Gaming & System

In the North American market, the Advantage 5 five-reel stepper machine series, which has become a standard item, and the Podium, a new generation cabinet (outer structure) running the K2V series, continue to enjoy favorable sales. Sales of the Konami Casino Management System, a system that supports a steady flow of income through maintenance and services, and sales through participation agreements (in which profits are shared with casino operators) increased and are steadily expanding their respective market shares. Full-scale marketing and sales are also expanding in Central and South America, building a distributor network for the market.

In the Australian market, sales of video slot machines, including the new cabinet Podium running the K2V series, increased favorably. The introduction of the Konami Casino Management System in the market also contributed to the improvement of Konami revenues.

The Global Gaming Expo, one of the gaming industry’s largest trade fairs, was held in November 2009 in Las Vegas. Konami exhibited, and received favorable reviews for, a wide-ranging product lineup that responded to the needs of each relevant market. It included new content for the K2V series, which was loaded onto the Podium new cabinet (outer structure) for the expo; Advantage Revolution, the latest slot machine in which progress has been made in the staging elements; Advantage 5; and the Konami Casino Management System.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2010 in this segment amounted to ¥19,996 million (a year-on-year increase of 9.1%).

Health & Fitness

A difficult business climate persisted in the fitness club industry as consumer spending remained suppressed due to uncertainty over the future, price-competition progressed further and the increase in the number of fitness clubs made it difficult to recruit new members. Against such a backdrop, Konami strove to enhance its services – both within and outside its facilities – and its health products as well as expand the range of services and the lineup of products that meet regional characteristics and customer needs.

Operation of fitness clubs: Regarding directly managed facilities, 21 facilities were closed through merger and elimination of facilities executed as part of structural reform. Meanwhile, a total of the six facilities, including relocated and reconstructed facilities, were opened during the fiscal year such as Motoyamaminami (Hyogo Prefecture), Kitahama (Osaka Prefecture) and Sendai Nagamachi (Miyagi Prefecture). Furthermore, at some facilities, we introduced a digital golf simulator system to enhance the golf teaching program and health management and exercise guidance that combine the services provided by fitness clubs and medical institutions. We developed facilities meeting the characteristics of each region, upgraded and enhanced services utilizing IT and Konami’s strengths in health management, exercise and nutritional guidance, and provided support for the maintenance and promotion of good health – both within and outside our facilities – to our customers, whose health consciousness is on the rise.

Operation of sports facilities outsourced to us: As to the management of facilities outsourced to Konami, we added six facilities including the Mikamo Clean Center Residual Heat Utilization Facility (Tochigi Prefecture), the Hiroshima Prefectural Sports Center (Hiroshima Prefecture) and the Sakai Municipal Mihara Sports Center (Osaka Prefecture) to the portfolio, and we continued to promote the health of community residents by making use of Konami’s know-how and experience in the operation of public facilities, etc. The number of sports facilities managed by Konami, including those that are directly managed or managed on an outsourced basis, was 327 nationwide as of March 31, 2010.

Health products: As to health products, we released EXERCISEWATER ZERO, a sugar-free beverage with zero calories. We also launched the second catalog sales at post offices in Tokyo through an alliance with the Tokyo Branch of Japan Post Network Co., Ltd.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2010 in this segment amounted to ¥85,765 million (a year-on-year decrease of 4.7%).

(2) Capital Expenditures and Financing Activities

Capital expenditures in the consolidated fiscal year ended March 31, 2010 totaled ¥7,962 million. Principal capital investments included investments for production equipment and for the opening and renovation of sports and fitness club facilities.

With respect to financing, funding requirements for the above capital expenditures and so forth were mainly financed by cash and deposits on hand and cash flows from operating activities.

In November 2006, the Company established a 5-year commitment line (¥20.0 billion) for the purpose of securing liquidity in hand to flexibly meet financing demands. In the coming years, the Company will continue to endeavor to secure adequate short-term liquidity and credit lines for fund raising to finance dynamic business development.

(3) Trend of Assets and Business Results

1. Financial and business results of the Konami Group (U.S. GAAP)

	(Millions of yen, except per share data)
Years ended March 31	2007	2008	2009	2010
Net revenues	280,279	297,402	309,771	262,144
Operating income (loss)	28,145	33,839	27,361	18,664
Net income attributable to Konami Corporation	16,211	18,345	10,874	13,314
Basic net income attributable to Konami Corporation per share (yen)	118.15	133.63	79.30	99.76
Total assets	304,657	319,248	301,670	298,198
Konami Corporation stockholders’ equity	174,662	182,759	178,632	184,465

Notes:	1.	Financial and business results of the Group is prepared in conformity with the accounting principles and procedures and indication methods which are required for the issue of American Depository Receipts (ADR), namely, the U.S. generally accepted in the United States (U.S. GAAP).

	2.	In the fiscal year ended March 31, 2009, the Company recorded ¥11,121 million in business structure improvement expenses (e.g. accelerated depreciation of tangible fixed assets) in the Health & Fitness Business.

	3.	Effective the fiscal year ended March 2010, the Company has applied the FASB Accounting Standards Codification 810 “Consolidation”(former SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51”). In conjunction with this application, some changes in presentations for the past fiscal years have been made.

2. Financial and business results of the Company (Japanese GAAP)

	(Millions of yen, except per share data)
Years ended March 31	2007	2008	2009	2010
Operating income	7,196	25,478	21,456	19,295
Ordinary income	1,278	20,475	15,721	14,495
Net income (loss)	988	17,395	9,454	14,092
Basic net income (loss) per share (yen)	7.16	126.70	68.95	105.60
Total assets	168,423	178,565	180,952	178,743
Total net assets	139,179	149,272	146,136	153,012

(4) Issues for the Konami Group

Build a powerful organization that can respond to rapid changes in the global economy

Although there were signs of gradual recovery from the ongoing economic slowdown from the previous fiscal year, the global economy remains uncertain. There is also concern of a difficult business climate which persisted in our businesses – Digital Entertainment, Gaming & System and Health & Fitness – due to the impact of the Economic Uncertainty.

On the other hand, in our business environment, progress has been made in developing a network environment. In the process, users have begun sharing a variety of information, and communities are starting to emerge each of which is characterized by its distinct taste.

Konami has shifted to a holding company structure so that it may respond appropriately to a rapidly changing market environment and evolve into a flexible and sustainable entity. As such, there is now a clear separation between the management of the Konami group and the execution of duties for each business segment. In promoting the globalization of each business segment, we shifted to a system in which each Konami director is ultimately responsible for a business segment. This is to enable on-target response to the needs of each market as well as promote the agile development of each business. We also intend to promote the competitiveness and the sustainable growth of each group company. We believe that this will allow the whole Konami group to make a leap forward.

Enhance profitability and channel managerial resources to growth areas

In the Digital Entertainment segment, various hardware manufacturers have expanded standalone video game consoles and handheld video game consoles. Furthermore, new gaming platforms, including mobile phones or other handheld devices, also continue to expand, and online access is available globally on multiple platforms. As a result, users seeking a new and diversity of ways to play games with an emphasis on connection with others over a network are on the increase.

With such diversity and globalization sought by users, Konami intends to channel appropriate managerial resources in selective and focused manners.

In the Gaming & System segment, as for the casino market where Konami operates, the legalization of gambling is progressing in various countries and regions around the world, and the number of casinos is increasing each year. Business opportunities are continuously increasing for Konami, which manufactures and markets slot machines and offers participation agreements and the Konami Casino Management System that secure stable revenues for Konami. We will endeavor to expand our business in the future with strategic alliances with other companies.

In the Health & Fitness segment, we have been promoting, against the backdrop of higher health consciousness and increase in those with more leisure time due to the retirement of baby boomers, new Konami Sports Club outlets as well as taking on management of fitness clubs outsourced to Konami.

It is anticipated that health consciousness will become even higher in the future while preferences and lifestyles will diversify. In order to achieve further growth, we will take proactive steps to create value.

This includes the reinforcement of our proprietary IT-based health management system that keeps an ongoing record of users’ exercise history in various real-life situations (e.g., at the fitness club, outside the home and in the home) and manages data for the promotion of good health, provision of new services and even the marketing of supplements.

Konami plans to allocate appropriate managerial resources not only to the existing Digital Entertainment, Gaming & System segments, and Health & Fitness but also to new business fields where growth is anticipated in the medium- to long-term.

(5) Principal Business (as of March 31, 2010)

The principal businesses of the Konami Group are as shown below:

1. Digital Entertainment Business	Production, manufacture and sale of computer & video games, amusement, card games, online and other digital contents and related products

2. Gaming & System Business	Development, manufacture, sale and service of gaming machines and Casino Management System for casinos.

3. Health & Fitness Business	Management of fitness clubs / production, manufacture and sale of fitness machines and health service products

(6) Main Konami Group Offices (as of March 31, 2010)

Holding company

KONAMI CORPORATION Minato-ku, Tokyo

Operating companies in Japan

Konami Digital Entertainment Co., Ltd.	Minato-ku, Tokyo
Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo
KPE, Inc.	Zama, Kanagawa
Konami Real Estate, Inc.	Minato-ku, Tokyo
Internet Revolution Inc.	Minato-ku, Tokyo
HUDSON SOFT CO., LTD.	Minato-ku, Tokyo

Operating companies overseas

Konami Digital Entertainment, Inc.	USA
Konami Gaming, Inc.	USA
Konami Australia Pty Ltd	Australia
Konami Digital Entertainment B.V.	Holland
Konami Digital Entertainment GmbH	Germany
Konami Digital Entertainment Limited	Hong Kong
Konami Software Shanghai, Inc.	Shanghai, China

Note: Locations are of each company’s headquarters.

(7) Employees (as of March 31, 2010)

1. Konami Group

Business segment	Number of employees	Change from end of previous term
Digital Entertainment Business	3,297	104
Gaming & System Business	396	22
Health & Fitness Business	1,547	(37)
Other Business	275	1
Entire Company (corporate staff)	193	(14)
Total	5,708	76

Notes:	1.	Employees include all persons on the Konami Group payroll.

	2.	Employees classified as corporate staff for the entire Company are administrative staff not assigned to any particular business segment.

2. The Company

Number of employees	Change from end of previous term
74	(5)

Note: Employees include all persons on the Company payroll.

(8) Major Subsidiaries (as of March 31, 2010)

1. Major subsidiaries

Company	Capital		Equity ratio (%)	Major businesses
Konami Digital Entertainment Co., Ltd.		¥26,000 million	100.0	Planning, production, manufacture and sales of online games, consumer-use video game software, amusement machines, card games, content for mobile phones etc.
Konami Sports & Life Co., Ltd.		¥13,000 million	100.0	Operation of sports clubs; planning, production, and sales of health and fitness-related products and services
KPE, Inc.		¥1,000 million	100.0	Production, manufacturing and sales of liquid crystal units for pachinko machines
Konami Real Estate, Inc.		¥10,000 million	100.0	Real estate leasing and management
Internet Revolution Inc.		¥1,250 million	(70.0 70.0)	Operation of portal sites
HUDSON SOFT CO., LTD.		¥5,064 million	53.9	Production, manufacture and sales of content for mobile phones and online games, and software for consumer-use games
Konami Corporation of America	US$	35,500 thousand	100.0	Holding company in the United States
Konami Digital Entertainment, Inc.	US$	23,870 thousand	(100.0 100.0)	Production, manufacture and sales of consumer-use video game software, card game products, etc. in U.S.A.
Konami Gaming, Inc.	US$	25,000 thousand	(100.0 100.0)	Production, manufacture and sales of gaming machines in U.S.A.
Konami Digital Entertainment B.V.	Eur	9,019 thousand	100.0	Sales of products for amusement facilities, etc. in Europe
Konami Digital Entertainment GmbH	Eur	5,113 thousand	(100.0 100.0)	Production, manufacture and sales of consumer-use video game software, card game products, etc. in Europe
Konami Digital Entertainment Limited	HK$	19,500 thousand	100.0	Manufacture and sales of products in Asia
Konami Software Shanghai, Inc.	US$	2,000 thousand	100.0	Production of consumer-use video game software in Asia
Konami Australia Pty Ltd	A$	30,000 thousand	100.0	Production, manufacture and sales of gaming machines in Australia

Notes:	1.	Percentage of Equity ratio shown in parentheses is indirect ownership percentages, and is included in the percentage indicated in the second line.

	2.	Konami Sports & Life Co., Ltd. merged in May 2009 with Self Fitness Club Corporation.

2. Scope of consolidation

The Company consolidates 22 companies, including the 14 major subsidiaries listed above, and applies the equity method to one affiliated company.

An overview of our consolidated financial results is as shown in “1. Business Performance, (1) Konami Group Business Conditions and Results.”

2. Status of shares of the Company

Status of Shares (as of March 31, 2010)

1. Number of shares authorized	450,000,000

2. Number of shares issued	143,500,000

3. Number of shareholders	51,286

4. The 10 Largest shareholders

	Number of shares (Thousands)	Shareholding Ratio (%)
Kozuki Foundation For Sports and Education	14,700	11.01
Kozuki Holding	13,530	10.14
The Master Trust Bank of Japan, Ltd. (Trust Account)	10,724	8.04
Japan Trustee Services Bank, Ltd. (Trust Account)	8,207	6.15
Kozuki Capital Corporation	7,036	5.27
Sumitomo Mitsui Banking Corporation	4,135	3.10
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	3,790	2.84
JPMorgan Securities Japan Co., Ltd.	3,000	2.25
CBNY- UMB FUNDS	1,791	1.34
Mitsubishi UFJ Securities Co., Ltd.	1,521	1.14

Note: The above shareholding ratios are calculated after the deduction of treasury shares (10,039 thousand shares).

3. Officers of the Company

(1) Directors and Corporate Auditors (as of March 31, 2010)

Position	Name	Areas of responsibility and primary duties at the Company, and significant concurrent positions outside the Company
Representative Director, Chairman of the Board, President President, Corporate Officer	Kagemasa Kozuki	Chairman of the Board of Directors, Kozuki Foundation For Sports and Education

Representative Director, Vice President, Corporate Officer	Noriaki Yamaguchi

Representative Director, Vice President, Corporate Officer	Kimihiko Higashio

Director	Takuya Kozuki

Director	Tomokazu Godai	Representative Director and Chairman of the Board, MAYATEC Co., Ltd. External Director, HUDSON SOFT CO,. LTD.

Director	Hiroyuki Mizuno

Director, Hiroshima Prefectural Institute of Industrial Science and Technology

External Director, MegaChips Corporation

(Former Vice President, Matsushita Electric Industrial Co., Ltd.*)

* Current Panasonic Corporation

Director	Akira Gemma	Senior Corporate Adviser, SHISEIDO Co., Ltd. External Director, Kirin Holdings Company, Limited (Former Representative Director and President, SHISEIDO Co., Ltd.)

Standing Corporate Auditor	Noboru Onuma	(Former Director, Sumitomo Mitsui Banking Corporation)

Corporate Auditor	Tachio Ohori	(Former Commissioner of Metropolitan Police Department)

Corporate Auditor	Masaru Mizuno	Senior Advisor, Japan Tobacco Inc. (Former Commissioner, National Tax Agency; Former Representative Director and President, Japan Tobacco Inc.)

Corporate Auditor	Shogo Sasabe

Special Advisor, Bando Chemical Industries, Ltd.

President, Kobe Pharmaceutical University

External Director, THE JAPAN WOOL TEXTILE CO., Ltd.

(Former Representative Director and President, BANDO CHEMICAL INDUSTRIES, LTD.)

Notes	1.	Messrs. Tomokazu Godai, Hiroyuki Mizuno and Akira Gemma, Director, are the external director provided in Item 15 of Article 2 of the Corporate Law.

	2.	Messrs. Noboru Onuma, Tachio Ohori, Masaru Mizuno and Shogo Sasabe, Corporate Auditor, are the external corporate auditor provided in Item 16 of Article 2 of the Corporate Law.

	3.	At the 37th Ordinary General Meeting of Shareholders held on June 26, 2009, Mr. Takuya Kozuki was newly elected and assumed the post of Director.

	4.	HUDSON SOFT CO., LTD., at which Mr. Tomokazu Godai concurrently holds a key position, is a subsidiary of the Company.

	5.	Corporate Auditor Mr. Noboru Onuma has experience fostered over many years in financial institutions and possesses a keen insight in the areas of finance and accounting.

	6.	Corporate Auditor Mr. Masaru Mizuno served as Commissioner of the National Tax Agency and possesses a keen insight in the areas of finance and accounting.

	7.	The Company has appointed Director Mr. Tomokazu Godai as Independent Director as provided for in the regulations of the Tokyo Stock Exchange, Inc. and notified the person to the Exchange.

(2) Total Amount of Remuneration, etc. Paid to Directors and Corporate Auditors

Category	Number of paid officers	Amount of payment
Director	8	¥462 million
Corporate Auditor	4	¥45 million
Total	12	¥507 million

(3) External Officers

1. Major activities in the fiscal year under review

Category	Name	Major activities

	Tomokazu Godai	Attended all the 9 meetings of the Board of Directors held during the fiscal year under review and made necessary statements concerning deliberations on propositions, etc.

Director	Hiroyuki Mizuno	Attended all the 9 meetings of the Board of Directors held during the fiscal year under review and made necessary statements concerning deliberations on propositions, etc.
	Akira Gemma	Attended all the 9 meetings of the Board of Directors held during the fiscal year under review and made necessary statements concerning deliberations on propositions, etc.

	Noboru Onuma	Attended all the 9 meetings of the Board of Directors and all the 9 meetings of the Board of Corporate Auditors and made necessary statements concerning deliberations on propositions, etc.

Corporate Auditor	Tachio Ohori	Attended 8 of the 9 meetings of the Board of Directors and 8 of the 9 meetings of the Board of Corporate Auditors which were held during the fiscal year under review and made necessary statements concerning deliberations on propositions, etc.
	Masaru Mizuno	Attended all the 9 meetings of the Board of Directors and all the 9 meetings of the Board of Corporate Auditors and made necessary statements concerning deliberations on propositions, etc.

	Shogo Sasabe	Attended all the 9 meetings of the Board of Directors and all the 9 meetings of the Board of Corporate Auditors and made necessary statements concerning deliberations on propositions, etc.

2. Outline of the limit liability agreement

The Company entered into the agreement with all external directors and external corporate auditors to limit their liabilities as provided in Paragraph 1 of Article 423 of the Corporate Law subject to a limit which is the total of the amounts provided in all Items of Paragraph 1 of Article 425 of the Corporate Law.

3. Total amount of remuneration, etc. paid to external officers

Category	Number of paid officers	Amount of payment

Total amount of remuneration, etc. paid to external officers	7	¥79 million

Note:	The above total amount of remuneration, etc. paid to external officers is included in “3. (2) Total Amount of Remuneration, etc. Paid to Directors and Corporate Auditors.”

4. Total amount of remuneration, etc. received by external officers from subsidiaries

During the fiscal year under review, external officers received a total of ¥12 million in remuneration, etc. from subsidiaries for which they concurrently serve as officers.

4. Status of Accounting Auditor

(1) Name of Accounting Auditor: KPMG AZSA & Co.

(2) Amount of Remuneration, etc.

1. Amount of remuneration, etc. paid to the accounting auditor during the fiscal year under review	¥207 million
2. Total of money and other financial benefits to be paid by the Company and its subsidiaries to the accounting auditor	¥321 million

Notes: 1.	The amounts of remuneration, etc. for the audit based on the Corporate Law and the audit based on the Securities and Exchange Law are not clearly divided, and cannot be divided substantially, based on the auditing agreement between the Company and the accounting auditor. Therefore, the total of these amounts is shown in the amount of remuneration, etc. shown in 1. The Company also underwent an audit based on the Sarbanes-Oxley Act (SOX) of the United States, and its total amount stated.

2.	Of the important subsidiaries of the Company, Konami Corporation of America, Konami Digital Entertainment B.V. and six companies underwent an audit (limited to audits based on the provisions of the Corporate Law and the Securities and Exchange Law (including foreign laws and ordinances equivalent to these Laws)) by a certified public accountant or an audit firm (including parties with the same qualification as these in foreign countries) other than the accounting auditor of the Company.

(3) Policy on Decision About the Dismissal or Non-reappointment of an Accounting Auditor

When it is acknowledged that an accounting auditor is subject to one of the Items of Paragraph 1 of Article 340 of the Corporate Law, the Board of Corporate Auditors will dismiss the accounting auditor with the approval of all corporate auditors.

Besides the foregoing, when the conduct of a proper audit is deemed difficult because of the occurrence of an event, etc. damaging the eligibility and independence of an accounting auditor, Directors will present a proposal on the dismissal or non-reappointment of the accounting auditor to the General Meeting of Shareholders with the approval of the Board of Corporate Auditors or at the request of the Board of Corporate Auditors.

5. Systems to Ensure Appropriate Operations

An outline of matters resolved at a meeting of the Board of Directors as a system for the Company to ensure appropriate business operations is shown below:

(1)	Systems to ensure that the execution of the duties of directors conform to laws and ordinances and the Articles of Incorporation

The Company’s Compliance Committee plays a leading role in ensuring the appropriateness of the fulfillment of the duties of directors through the establishment of operational procedures and regulations and the reinforcement of evaluation and monitoring systems. The Company is effectuating measures to prevent problems through the establishment of a system to report ethical issues and other matters as a checks-and-balance function against illegal activities, and a system is put in place to eliminate anti-social influences. In addition, the Company has made excellent progress with respect to the establishment of internal control systems as required under the Sarbanes-Oxley Act of the United States since listing on the New York Stock Exchange.

(2) Systems to store and control information on the fulfillment of the duties of directors

The Company has established an information control regulation and a document control regulation, and a system to properly store and control the information on the fulfillment of the duties of directors by specifying important documents and clarifying the form of storage.

(3) Regulation and other systems for the management of the risk of loss

To identify and control the risks that surround the Company, we have established a risk management regulation. The Risk Management Committee has played a leading role in establishing and strengthening the systems necessary for risk management.

(4) Systems to secure the effective fulfillment of the duties of directors

The Company is endeavoring to secure the effective fulfillment of the duties of directors by establishing a regulation concerning the division of duties and official authority to clarify the details of duties in which each division is in charge and official authority.

(5)	Systems to ensure that the fulfillment of the duties of employees conforms to laws and ordinances and the Articles of Incorporation

The Company is committed to compliance in its corporate philosophy, code of conduct and guidelines for the behavior of officers and employees which are made known to all staff without exception through the information system. The Compliance Committee plays a leading role in strengthening systems.

(6)	Systems to ensure the appropriateness of business as a corporate group consisting of a joint stock company, its parent company and its subsidiaries

As a holding company, the Company is managing the operations of the entire Group through means such as the proper exercise of voting rights, to ensure the proper and balanced conduct of business of each company in the Group. In addition, the Company is preceding the establishment of an internal control system for each company in the Group. All Group companies will act in unison in such areas as information storage management, risk management and compliance, to ensure the establishment of integrated group management. With respect to the audit system by the Board of Corporate Auditors, we have established a group audit system that centers on the holding company, and will seek to strengthen it further.

(7)	When a corporate auditor asks for the assigning of an employee to assist in the duties of the corporate auditor, matters concerning the employee

When the Board of Corporate Auditors judges that a person is required to assist in the fulfillment of its duties, the Board of Corporate Auditors may ask for a person with sufficient expertise, such as a member of the internal audit office, to assist in the fulfillment of the duties.

(8) Matters concerning the independence from directors of the employee set out in the preceding Item

The Board of Corporate Auditors may express opinions about the appointment, etc. of a person requested by the Board of Corporate Auditors for assistance in the fulfillment of duties. A member of the internal audit office to whom assistance is requested should not receive any instruction from directors concerning this assistance.

(9)	System for a director and an employee to report to a corporate auditor and other systems concerning reports to corporate auditors

We will establish a regulation providing for matters to be reported by a director or employee to the Board of Corporate Auditors so that any important matter influencing the management and business results may be immediately reported to the Board of Corporate Auditors. A system to report ethical issues and other matters is in place to enable the Board of Corporate Auditors to obtain the reports from employees directly.

(10) Other systems to ensure the effective execution of audits by corporate auditors

When the Board of Corporate Auditors deems it necessary for the fulfillment of duties, the Board of Corporate Auditors may request experts such as lawyers and certified public accountant to provide opinions and advice.

6. Basic Policy on Control of the Company

The basic policies of the Company concerning managerial control are as follows:

(1) Basic policy concerning the existence of individuals who determine the Company’s financial and business policy

Under the corporate philosophy “We, the Konami Group of Companies (‘the Group’), aim to be a business group towards which people have high expectations, through creating and providing people with Valuable Time”, the basic managerial policy of “focus on shareholders” and “maintaining good relationship with stakeholders including shareholders and contribute to society as a corporate citizen” and the specific management policy of “International Standards” “Fair Competition” and “Pursuit of High Profits”, the Group is endeavouring to ensure and improve corporate value and the common interests of shareholders by further aiming to optimize the use of Group management resources and continuously and stably growing and expanding the sources of corporate value of Group companies.

(2) Special efforts to advance the realization of basic policy

In order to maintain and develop this basic policy, the Group made a move to a holding company structure on March 31, 2006 and commenced a style of management under a holding company structure with three main business segments: “Digital Entertainment Business”, “Gaming & System Business” and “Health & Fitness Business”. On the one hand, the holding company is in charge of formulating business strategies for the entire Group and checking the conditions of execution of duties at each company, and on the other, the Group companies effectuate operations one step ahead of changes in the times through timely decision making within their area of business. Also, the Company seeks to realize “Further improvement of transparency of management”, “Structure of expeditious management system” and “System of thorough responsibility for revenue”, which are the merits of a holding company system, at a maximum level, and will be ensured and enhanced for the Group’s corporate value and shared shareholder interests to be fulfilled.

(3) Efforts to prevent the control over financial and operational decisions to fall under inappropriate parties based on the basic policy

The Company believes that, if a Large-Scale Acquisition of shares of the Company is proposed, the decision on whether to accept or reject that proposal must ultimately be based on the intent of its shareholders. The Company, however, finds it necessary to assume that some of these proposals for Large-Scale Acquisition may not provide adequate information required by shareholders to properly make the decision or may pose the danger of impairing the corporate value and the common interests of shareholders given the purpose and other aspects of the acquisition. In addition, the Company believes that, in order to enhance the brand value of the Group, it is essential to have stable management from a mid-to-long term perspective and sufficient understanding of accumulated management resources. Therefore, we think that if the persons controlling the decisions of the Company’s financial and business policies lack sufficient understanding about the Company, the corporate value of the Company and, in turn, the common interests of its shareholders would be harmed. The Company believes that it must take adequate and appropriate measures under such circumstances in order to protect the corporate value and the common interests of shareholders.

The Company henceforth has introduced Countermeasures Against Large-Scale Acquisitions of KONAMI CORPORATION Shares (Takeover Defense Measures; hereafter “the Plan”) based on a resolution at the 35th Ordinary General Meeting of Shareholders on June 28, 2007.

The contents of the Plan are as described below.

The Company’s board of directors shall, with respect to any party intending to conduct a Large-Scale Acquisition of shares of the Company that would result in the holding ratio of share certificates by a specific shareholder group being 20% or more (such party, hereinafter, a “Large-scale Acquirer”) (a) prior to the acquisition, request provision of Large-scale Acquisition information, including the purpose, method and terms of the Acquisition, basis for calculating the purchase price etc., (b) fully evaluate and review the Large-scale Acquisition information during the acquisition evaluation period, which shall be a 60 day or 90 day period depending on the difficulty of Large-scale Acquisition, (c) disclose its opinion and present the alternative plan etc., to the shareholders, and conduct negotiations with the Large-scale Acquirer (the above (a)-(c) are the “Large-scale Acquisition Rules”).

After which, the Company’s board of directors shall, (d) if the Large-scale Acquirer does not comply with the Large-scale Acquisition Rules, implement the appropriate measures to resist the Large-scale Acquirer, as provided for in the Company Law or any other laws and the Articles of Incorporation of the Company, such as a gratis allotment of Stock Acquisition Rights with conditions for exercise that are discriminatory with respect to the Large-scale Acquirer; or (e) if the Large-scale Acquirer does comply with the Large-scale Acquisition Rule, in principle, the Company’s board of directors shall not take countermeasures against the Large-scale Acquirer; although, in exceptional circumstances, if it is determined that the proposed Large-scale Acquisition would have material adverse effect on the corporate value of the Company and the common interests of its shareholders, the Company’s board of directors may take countermeasures.

(4) Determination of Board of Directors regarding the efforts and underlying reasons

For the following reasons, the Board of Directors of the Company believes that the efforts described in (3) above are in line with the basic policy, and do not adversely affect the corporate value and common interests of the shareholders, nor aim to maintain the position of the directors or officers of the Company.

a. Establishment of the Independent Committee

In order to eliminate arbitrary triggering of the countermeasures by the board of directors of the Company and to ensure the fairness and reasonableness of the procedures and decisions, the Company will establish the Independent Committee. The Independent Committee, as an advisory body to the board of directors, will check whether the Large-scale Acquisition Rule is complied with, consider details of acquisition and countermeasures and recommend to the board of directors whether the countermeasures should be triggered.

b. Emphasis on the intention of shareholders

The Company has introduced the Plan subject to approval by the shareholders at the Ordinary General Meetings of Shareholders in order to reflect the opinions of the shareholders with respect to the Plan.

c. Advice of outside experts

The board of directors, auditors and the Independent Committee of the Company may obtain advice from independent experts such as financial advisors, certified public accountants, lawyers, consultants, etc. in order to enhance the fairness and reasonableness of the consideration and decisions by the board or directors, auditors and the Independent Committee.

d. Establishment of reasonable objective requirements

The countermeasures under the Plan are designed such that they will not be triggered unless certain predetermined reasonable objective requirements have been satisfied and that maximum value shall be placed on the recommendation of the Independent Committee, and ensure that a system is in place to prevent arbitrary triggering by the board of directors of the Company.

e. No dead-hand takeover defense measures

The effective period of the Plan is 3 years from the conclusion of the 35th Ordinary General Meeting of Shareholders held on June 28, 2007 to the conclusion of the Ordinary General Meeting of Shareholders relating to the fiscal year ending March 2010. However, the Plan may be abolished by the board of directors of the Company even during the effective period.

7. Policy on Decisions About Dividends from Retained Earnings, etc.

The Company believes that the provision of dividends and the enhancement of corporate value are important ways to return profits to our shareholders. It is our policy to use retained earnings for investments focused on business fields with good future possibility in order to continually reinforce the Company’s growth potential and competitiveness.

We paid an interim dividend of ¥27 per share on November 27, 2009. Combined with a final dividend of ¥27 per share, we shall distribute an annual dividend of ¥54 per share for the fiscal year under review.

Consolidated Balance Sheet

(As of March 31, 2010)

(Millions of yen)
ASSETS:
Current assets	¥134,562
Cash and cash equivalents	50,740
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥680 million at March 31, 2010	30,164
Inventories	23,497
Deferred income taxes, net	20,669
Prepaid expenses and other current assets	9,492

Tangible fixed assets	¥62,434

Investments and other assets	¥101,202
Investments in marketable securities	226
Investments in affiliates	2,146
Identifiable intangible assets	35,246
Goodwill	21,899
Lease deposits	27,685
Deferred income taxes, net	3,531
Other assets	10,469

Total assets	¥298,198

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities	¥53,465
Current portion of long-term debt and capital lease obligations	2,433
Trade notes and accounts payable	16,138
Accrued income taxes	3,962
Accrued expenses	18,568
Deferred revenue	6,246
Other current liabilities	6,118

Long-term liabilities	¥55,502
Long-term debt and capital lease obligations, less current portion	39,885
Accrued pension and severance costs	2,861
Deferred income taxes, net	4,162
Other long-term liabilities	8,594

Total liabilities	¥108,967

Commitments and contingencies

EQUITY:
Konami Corporation stockholders’ equity
Common stock	47,399
Additional paid-in capital	77,089
Legal reserve	284
Retained earnings	83,055
Accumulated other comprehensive income (loss)	(175)
Treasury stock	(23,187)
Total Konami Corporation stockholders’ equity	¥184,465

Noncontrolling interest	¥4,766

Total equity	¥189,231

Total liabilities and equity	¥298,198

Consolidated Statements of Income

(Year ended March 31, 2010)

(Millions of yen)
Net revenues	¥262,144

Costs and expenses	243,480
Costs of products sold and services rendered	185,734
Selling, general and administrative expenses	55,407
Restructuring and impairment charges	2,339

Operating income	18,664

Other income (expenses)	(1,542)
Interest income	165
Interest expense	(1,574)
Foreign currency exchange gain (loss), net	67
Other, net	(200)

Income before income taxes	17,122

Income taxes	3,600
Equity in net income of affiliated companies	56

Net income	13,578

Net income attributable to the noncontrolling interest	264

Net income attributable to Konami Corporation	¥13,314

Consolidated Statements of Stockholders’ Equity

(Year ended March 31, 2010)

	(Millions of yen)
	Stockholders’ Equity						Total Konami Corporation stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2009	¥47,399	¥77,090	¥284	¥76,947	¥98	¥(23,186)	¥178,632	¥4,907	¥183,539

Cash dividends attributable to Konami Corporation				(7,206)			(7,206)		(7,206)
Cash dividends attributable to noncontrolling interest								(381)	(381)
Purchase of treasury stock						(3)	(3)		(3)
Reissuance of treasury stock		(1)				2	1		1
Comprehensive income
Net income				13,314			13,314	264	13,578
Foreign currency translation adjustments					(207)		(207)	(4)	(211)
Net unrealized losses on available-for-sale securities					(8)		(8)		(8)
Pension liability adjustment					(58)		(58)	(20)	(78)

Total comprehensive income for this year							13,041	240	13,281

Balance at March 31, 2010	¥47,399	¥77,089	¥284	¥83,055	¥(175)	¥(23,187)	¥184,465	¥4,766	¥189,231

Assumptions underlying preparation of consolidated financial statements

Scope of Consolidation

1. Number of consolidated subsidiaries: 22

2. Name of principal consolidated subsidiaries

Konami Digital Entertainment Co., Ltd.

Konami Sports & Life Co., Ltd.

KPE, Inc.

Konami Real Estate, Inc.

Internet Revolution Inc.

HUDSON SOFT CO., LTD.

Konami Corporation of America

Konami Digital Entertainment, Inc.

Konami Gaming, Inc.

Konami Digital Entertainment B.V.

Konami Digital Entertainment GmbH

Konami Digital Entertainment Limited

Konami Software Shanghai, Inc.

Konami Australia Pty Ltd

Application of the Equity Method

1. Number of equity-method affiliates: 1

2. Name of the equity-method affiliate: Resort Solution Co., Ltd.

Summary of Significant Accounting Policies

1. Basis of presentation for consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with the terminology, format and preparation method used in the accounting principles generally accepted in the United States of America (“U.S. GAAP”), in compliance with Article 3, Paragraph 1 of the Corporate Accounting Rules Supplementary Provisions (Ordinance of the Ministry of Justice No. 46; December 11, 2009). However, in compliance with such article, certain disclosure that is required on the basis of U.S. GAAP is omitted.

2. Methods and standards for the valuation of assets

(1) Securities

Marketable securities and securities held for trading purposes are stated at fair value when readily determinable. Held-to-maturity debt securities are stated at amortized cost after adjustment for any premium or discount. Realized gains and losses from the sale of available-for-sale securities are determined based on the average cost method.

(2) Inventories

Resalable products, finished products, work-in-process, raw materials and supplies are stated at the lower of cost or market. Cost is determined by the identified-cost method for software, and by averaging for all other items.

3. Depreciation methods

Tangible fixed assets are depreciated mainly using the declining balance method while in-house software is amortized mainly using the straight-line method.

4. Accounting standards for reserves

Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by respective judgment.

5. Goodwill and identifiable intangible assets

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets. Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, and franchise contracts, etc. acquired in connection with acquisitions of subsidiaries. Reviews are conducted at least once annually to identify any impairment against fair value for goodwill and intangible assets subject to amortization with indefinite useful lives, and a test for any impairment loss is conducted at the end of each consolidated fiscal period. Intangible assets subject to amortization with definite useful lives are amortized over a period of 7–15 years corresponding to the estimated useful life.

6. Impairment or disposal of long-lived assets

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the carrying amount of assets exceeds the estimated future cash flows (undiscounted) for the assets, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

7. Accrued pension and severance costs

The accumulation of defined benefit type retirement benefit obligation (i.e., the variance between the fair value of plan assets and retirement benefit obligations) is recognized under the consolidated balance sheet and posted to accumulated other comprehensive income (loss) after tax effect considerations on corresponding adjustments. With respect to unrecognized actuarial net gain or loss, the portion of balance exceeding the corridor (10% of retirement benefit obligation or the fair value of plan assets, whichever is bigger) at the beginning of the fiscal year is amortized over the average residual service period of the relevant employee using the straight-line method. For some plans, as they are defined benefit plan by multiple businesses, the expense based on the amounts of necessary contributions for each period is recognized as the net pension expenses.

8. Consumption tax

Consumption tax is excluded from the stated amount of revenue and expenses.

9. Rounding policy

Amounts of less than one million yen are rounded to the nearest unit.

Changes in Significant Accounting Policies

1.

From July 1, 2009, Konami adopted ASC No.105, “Generally Accepted Accounting Principles” (former Statement of Financial Accounting Standards (hereafter, referred to as “SFAS”) No.168 “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No.162”). ASC No. 105 establishes that the FASB Accounting Standard Codification ™ is the single official source of authoritative U.S. Generally Accepted Accounting Principles, other than guidance issued by the Securities and Exchange Commission, doing away with the previous various hierarchies. The adoption of ASC No. 105 did not have a material effect on Konami’s consolidated financial position or results of operations.

2.	Effective April 1, 2009, Konami has adopted ASC No.805, “Business Combinations” (former SFAS No.141 (revised 2007), “Business Combinations” (“SFAS 141R”)). ASC No.805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. As of the effective date, the adoption of ASC No.805 did not have a significant impact on its consolidated financial statements.

3.	Effective April 1, 2009, Konami has adopted ASC No. 810, “Consolidation” (former SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51”). ASC No. 810 establishes accounting standards for noncontrolling interests and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. ASC No. 810 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owner and the interests of the noncontrolling owners of a subsidiary. Upon the adoption of ASC No. 810 noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheet, are now included as a separate component in equity. In addition, the presentation of consolidated statements of income and cash flows has been changed.

Notes to Consolidated Balance Sheet

1. Accumulated depreciation of tangible fixed assets	¥79,900million
2. Accumulated other comprehensive income (loss)

A breakdown of accumulated other comprehensive income (loss) as of March 31, 2010 is as follows.

Foreign currency translation adjustments	¥(19) million
Net unrealized gains on available-for-sale securities	¥1 million
Pension liability adjustment	¥(157) million

Accumulated other comprehensive income (loss)	¥(175) million

Notes to Consolidated Statement of Stockholders’ Equity

1.	Type and number of shares issued at the end of the consolidated fiscal year under review

Common stock:	143,500,000 shares

2.	Dividends

(1)	Dividend payment

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board of Directors meeting held on May 14, 2009	Common stock	3,603	27.00	March 31, 2009	June 5, 2009
Board of Directors meeting held on November 5, 2009	Common stock	3,603	27.00	September 30, 2009	November 27, 2009

Total		7,206

(2)	Of dividends whose record date belongs to the consolidated fiscal year under review, those dividends whose effective date is in the subsequent fiscal year

Resolution	Type of shares	Fund of dividends	Total amount of dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board of Directors meeting held on May 13, 2010	Common stock	Retained earnings	3,603	27.00	March 31, 2010	June 8, 2010

Total			3,603

Notes on Financial Instruments

1.	Matters concerning financial instruments

The Company and its subsidiaries limit their fund management activities to short-term deposits and the like, and funds are procured primarily through bank loans and issuance of corporate bonds. With respect to derivative transactions, although forward exchange contracts are used primarily to mitigate FX fluctuation risks related in part to operating receivables and payables, derivatives are not executed for speculative purposes.

The Company and its subsidiaries strive to mitigate customers’ credit risk associated with trade notes and accounts receivable, which are operating receivables through management of due dates and outstanding balances by customer, and periodical monitoring of the conditions of principal customers in an effort to promptly detect any doubtful collectibles caused by deterioration in the financial conditions of customers and other factors.

Investment securities are primarily stocks of corporate customers with which the Company has business alliances and relationships, and the market price and financial conditions of each issuing entity (corporate customer) are periodically monitored in the course of continuously reviewing the holding status in consideration of the relationships with customers.

With respect to trade notes and accounts payable which are operating payables and accrued expenses, the majority of them are due for payment within a year.

Debt obligations are primarily required funds procured for the purpose of operating transactions and capital investment, and the repayment (redemption) due dates for such obligations arrive in order within the next three years.

Derivative transactions are forward exchange contracts executed for mitigating FX fluctuation risks associated primarily with foreign currency-based operating receivables and payables. The Company and its subsidiaries manage derivative transactions in accordance with the transaction authorization rules defined in financial regulations and other rules. Furthermore, in utilizing derivatives, the Company and its subsidiaries execute transactions only with highly rated financial institutions in order to mitigate credit risk.

Although operating payables and debt obligations are exposed to liquidity risk, that risk is managed by monthly preparing and updating the funding plan of each Group company and implementing other controls.

2.	Matters concerning the market value of financial instruments

Amount on the consolidated balance sheet, market value (projected fair value) and the variance as of March 31, 2010 (the financial closing date of the consolidated fiscal year under review) are as follows.

	Amount on consolidated balance sheet (*1) (millions of yen)	Market value (projected fair value) (*1) (millions of yen)	Variance (millions of yen)
Cash and cash equivalents	50,740	50,740	—
Trade notes and accounts receivable	30,844
Allowance for doubtful accounts (*2)	(680)

	30,164	30,164	—
Investments in marketable securities	226	226	—
Trade notes and accounts payable	(16,138)	(16,138)	—
Accrued expenses	(18,568)	(18,568)	—
Long-term debt	(15,204)	(15,103)	(101)
Derivative transactions	—	—	—

(*1) Items posted under liabilities are presented in a bracket of “(    )”.

(*2) General allowance for doubtful accounts and specific allowance for doubtful accounts that correspond to trade notes and accounts receivable have been deducted.

(Notes) Calculation method for the market value of financial instruments

(Cash and cash equivalents, trade notes and accounts receivable, trade notes and accounts payable and accrued expenses)

These items are presented in book values, as they are due for payment in a short period of time and the market value is close to the book value.

(Investments in marketable securities)

The market value is based on prices on the stock market.

(Investments in non-marketable securities)

For investments in non-marketable securities for which there are no quoted markets prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of the common stock a company that is not publicly listed. Therefore, investments in such stocks are posted at cost. Investments in non-marketable securities (¥544 million on the consolidated balance sheet) is not included in “Investments in marketable securities”.

(Long-term debt)

The market value of long-term debt of the Company and its subsidiaries is based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

(Derivative transactions)

The market value of a derivative transaction, consisting of foreign exchange contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from the counterparty of the transaction or from a third party. There is no derivative transaction to post on the consolidated balance sheet as of the end of the fiscal year under review.

Notes on Per Share Data

Net assets per share:	¥1,382.16
Net income attributable to Konami Corporation per share:	¥99.76

Notes on Significant Subsequent Events

There is no applicable item.

Balance Sheet

(As of March 31, 2010)

(Millions of yen)
ASSETS:
Current assets	¥47,360
Cash and cash equivalents	32,037
Trade accounts receivable	3,097
Prepaid expenses	181
Deferred income taxes, net	160
Short-term loans	9,393
Income tax receivable	2,245
Other	246
Allowance for doubtful accounts	(2)

Fixed assets	¥131,382
Tangible fixed assets	406
Buildings improvement	191
Transportation equipment	24
Tools and fixtures	191
Intangible fixed assets	11
In-house software	4
Trademark	2
Design	4
Other	0
Investments and other assets	130,963
Investment securities	521
Investments in subsidiaries and affiliates	116,120
Long-term loans	13,949
Long-term prepaid expenses	5
Deferred income taxes, net	76
Lease deposit	232
Other	64
Allowance for doubtful accounts	(6)

Total assets	¥178,743

LIABILITIES:
Current liabilities	¥9,191
Short-term borrowings	7,307
Current portion of long-term debt	204
Other accounts payable	568
Accrued expenses	200
Income taxes payable	886
Deposits received	23

Long-term liabilities	¥16,539
Straight bonds	15,000
Long-term borrowings	350
Asset retirement obligation	93
Other	1,096

Total liabilities	¥25,730

NET ASSETS:
Stockholders’ equity	¥153,012
Common stock	47,398
Capital surplus	43,240
Additional paid-in capital	36,893
Other capital surplus	6,346
Retained earnings	84,729
Legal reserve	283
Other retained earnings	84,445
Special reserves	58,294
Retained earnings brought forward	26,150
Treasury Stock	(22,355)

Total net assets	¥153,012

Total liabilities and net assets	¥178,743

Statement of Income

(Year ended March 31, 2010)

		(Millions of yen)
I	Operating revenues	¥19,295
	Management fee revenue	5,054
	Dividend income	14,241

II	Costs and expenses	4,685
	Selling, general and administrative expenses	4,685

	Operating income	14,609

III	Non-operating income	300
	Interest income	256
	Other	44

IV	Non-operating expense	415
	Interest expenses	41
	Bond interest expenses	242
	Foreign exchange loss	100
	Other	30

	Ordinary income	14,495

V	Extraordinary gain	50
	Gain on sale of equity securities	50

VI	Extraordinary losses	256
	Loss on sale of equity securities	235
	Effect of adoption of an accounting standard for asset retirement obligations	20

Income before income taxes		14,289
Income taxes		196
Current		215
Deferred		(19)
Net income		14,092

Statement of Changes in Stockholders’ Equity

(Year ended March 31, 2010)

	(Millions of yen)
	Stockholders’ equity
	Common stock	Capital surplus			Retained earnings				Treasury stock	Total stockholders’ equity
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings		Total retained earnings
						Special reserves	Retained earnings brought forward
Balance at March 31, 2009	¥47,398	¥36,893	¥6,347	¥43,240	¥283	¥55,794	¥21,764	¥77,843	¥(22,354)	¥146,127
Changes during the year
Cash dividends							(7,206)	(7,206)		(7,206)
Other reserves						2,500	(2,500)	—		—
Net income							14,092	14,092		14,092
Purchase of treasury stock									(2)	(2)
Reissuance of treasury stock			(0)	(0)					1	1
Net change of items other than Stockholders’ equity
Total changes during the year	—	—	(0)	(0)	—	2,500	4,385	6,885	(0)	6,884

Balance at March 31, 2010	¥47,398	¥36,893	¥6,346	¥43,240	¥283	¥58,294	¥26,150	¥84,729	¥(22,355)	¥153,012

	Difference of appreciation and conversion		Total net assets
	Net unrealized gains on available-for-sale securities	Total difference of appreciation and conversion
Balance at March 31, 2009	¥8	¥8	¥146,136
Changes during the year
Cash dividends			(7,206)
Other reserves			—
Net income			14,092
Purchase of treasury stock			(2)
Reissuance of treasury stock			1
Net change of items other than Stockholders’ equity	(8)	(8)	(8)
Total changes during the year	(8)	(8)	6,876

Balance at March 31, 2010	—	—	¥153,012

Summary of Significant Accounting Policies

1.	Methods and standards for the valuation of assets

Securities

Shares in subsidiaries and affiliates: Stated at cost based on the moving average method.

Other investment securities:

Quoted securities:	The market value method is applied, based on the market value as of the fiscal year-end. The entire positive or negative valuation difference with the acquisition price is booked directly as net assets, and the cost of securities sold is calculated using the moving average method.
Unquoted securities:	Valued at cost using the moving average method.

2.	Depreciation and amortization methods of fixed assets

Tangible fixed assets:	Depreciated mainly using the declining balance method.
Intangible fixed assets:	Amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.
Long-term prepaid expenses:	Amortized mainly using the straight-line method.

3.	Accounting standards for reserves

(1)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by respective judgment.

(2)	Accrued pension and severance costs (prepaid pension expense)

Provided based on the estimated amount of the projected benefit obligation and the plan assets at the year-end. Unrecognized net transition asset is credited to expense over 13 years on a straight-line basis. Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 3 years on a straight-line basis.

4.	Consumption tax

Consumption tax is excluded from the stated amount of revenue and expenses.

5.	Rounding policy

Amounts of less than one million yen are rounded to the nearest unit.

Changes in Significant Accounting Policies

1. Accounting standard for asset retirement obligation

In line with the application of “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No. 18; March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No. 21; March 31, 2008) effective on fiscal years commencing on or prior to March 31, 2010, the Company has adopted these accounting standards for the fiscal year under review.

In conjunction with the application of these standards, operating income and ordinary income declined by ¥10 million respectively and income before income taxes declined by ¥30 million.

2. Accounting standards for retirement benefits

The Company has adopted “Partial Amendments to Accounting Standard for Retirement Benefits (Part 3)” (ASBJ Statement No. 19; July 31, 2008) effective the fiscal year under review.

The impact of this change is immaterial.

Notes to Balance Sheet

1. Monetary assets and liabilities in relation to subsidiaries and affiliates

(Millions of yen)
Short-term assets	12,497
Short-term liabilities	7,660
Long-term assets	14,167
Long-term liabilities	350

2. Accumulated depreciation of tangible fixed assets	570

Notes to Statement of Income

1. Transactions with subsidiaries and affiliates

(Millions of yen)
Operating revenues	19,293
Selling, general and administrative expenses	2,038
Non-operating transactions	299

Notes to Statement of Changes in Stockholders’ Equity

Type and number of treasury shares at the end of the fiscal year under review

	(Thousand shares)
	Number of shares as of March 31, 2009	Number of shares increased during the period	Number of shares decreased during the period	Number of shares as of March 31, 2010
Common stock	10,038	1	0	10,039
Total	10,038	1	0	10,039

Note: The increase of 1,000 shares of treasury shares of common stock is due to the purchase of shares constituting less than one unit.

Notes on Tax Effect Accounting

Breakdown by major cause for the occurrence of deferred tax assets and deferred tax liabilities

(Millions of yen)
Deferred tax assets
Investments and other	2,221
Long-term other accounts payable	446
Accrued expenses, etc.	162
Others	111

Deferred tax assets subtotal	2,941
Valuation allowance	(2,678)

Total deferred tax assets	263

Deferred tax liabilities
Tangible fixed assets	(25)
Others	(0)

Total deferred tax liabilities	(26)

Net deferred tax assets	237

Notes on Fixed Assets Used on Lease

Other than fixed assets written in the balance sheet, some office machines are used based on an agreement for a finance lease other than those that are deemed to transfer ownership of the leased property to the lessee.

Notes on Transactions with Related Parties

Subsidiaries and affiliates, etc.

Attributes	Company name	Percentage of voting rights	Relationship with the related party	Transactions	Amount of transactions (Millions of yen)	Account title	Ending balance (Millions of yen)
Subsidiary	Konami Digital Entertainment Co., Ltd.	Direct 100%	Interlocking of directors	Receipt of business management fees	2,666	Trade accounts receivable	1,897
				Lending and borrowing of funds	6,792	Short-term borrowings	6,792
				Interest income	11
				Interest expense	28
	Konami Sports & Life Co., Ltd.	Direct 100%	Interlocking of directors	Lending of funds	21,374	Short-term loans	8,805
				Interest income	197	Long-term loans	12,569
				Underwriting for capital increases	4,000	—	—
	Konami Real Estate, Inc.	Direct 100%	Real estate leasing	Payment of office rent	1,421	Prepaid expenses	125
						Lease deposit	217

Note: Transaction terms and the policy, etc. of deciding transaction terms

1.	The receipt of business management fees is determined through negotiations, considering the running costs, etc. of the Company as a pure holding company.
2.	The lending and borrowing of funds include funds that the Company provides to companies in the Konami Group through the cash management system, and their net ending balance is posted. The interest rates are determined based on the market interest rates and others.
3.	The underwriting of capital increases involves the underwriting of 10 million shares at ¥400 per share.
4.	Payment of office rent, etc. is determined based on actual prices in the neighboring areas.
5.	Consumption taxes are not included in the amount of transactions but are included in the ending balance.

Notes on Per Share Data

Net assets per share:	¥1,146.50
Net income per share:	¥105.60

Notes on Significant Subsequent Events

There is no applicable item.

(English Translation of the Accounting Auditors’ Report Originally Issued in the Japanese Language)

Independent Auditors’ Report

May 11, 2010

The Board of Directors

KONAMI CORPORATION:

KPMG AZSA & Co.

Masafumi Tanabu (Seal)

Designated and Engagement Partner

Certified Public Accountant

Hiroto Yamane (Seal)

Designated and Engagement Partner

Certified Public Accountant

We have audited the Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Stockholders’ Equity, and notes to the consolidated financial statements of KONAMI CORPORATION for the consolidated fiscal year beginning on April 1, 2009 and ending on March 31, 2010, in accordance with Paragraph 4, Article 444 of the Corporate Law. Responsibility for preparation of these financial statements lies with the Company’s management. Our responsibility is to express an opinion on these financial statements from an independent perspective.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those auditing standards require that an Accounting Auditor obtain reasonable assurance that consolidated financial statements contain no material misstatements. An audit includes an assessment, on a test basis, of the overall presentation of consolidated financial statements, including accounting principles used, application of those principles, and estimates made by management. We believe that, as a result of our audits, we have obtained a reasonable basis upon which to express our opinion.

In our opinion, the consolidated financial statements referred to above present fairly , in all material respects, the financial position and results of operations of KONAMI CORPORATION and its consolidated subsidiaries for the related consolidated fiscal year, in conformity with accounting principles generally accepted in the United States in compliance with Article 3, Paragraph 1 of the Corporate Accounting Rules Supplementary Provisions (Ordinance of the Ministry of Justice No. 46; December 11, 2009) of Japan (refer to Note of “Basic significant matters 1 regarding preparation of consolidated financial statements” of the notes to consolidated financial statements).

Additional Information

As described in “Assumptions underlying preparation of consolidated financial statements”, the Company has adopted effective April 1, 2009, the U.S. Financial Accounting Standards Board (FASB) Codification Topic 810 “Consolidation” (former SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51”).

There are no interest relationships either between the Company and our audit corporation or between the Company and the Designated Employees and Engagement Partners that are required to be reported by the Certified Public Accountant Law.

(English Translation of the Accounting Auditors’ Report Originally Issued in the Japanese Language)

Independent Auditors’ Report

May 11, 2010

The Board of Directors

KONAMI CORPORATION:

KPMG AZSA & Co.

Masafumi Tanabu (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroto Yamane (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the non-consolidated Balance Sheet, Statement of Income, Statement of Changes in Stockholders’ Equity, notes to the non-consolidated financial statements, and detailed statements of KONAMI CORPORATION for the 38th business year beginning on April 1, 2009 and ending on March 31, 2010, in accordance with Item 1, Paragraph 2, Article 436 of the Corporate Law. Responsibility for preparation of these financial statements and detailed statements lies with the Company’s management. Our responsibility is to express an opinion on these financial statements from an independent perspective.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those auditing standards require that an Accounting Auditor obtain reasonable assurance that non-consolidated financial statements and detailed statements contain no material misstatements. An audit includes an assessment, on a test basis, of the overall presentation of non-consolidated financial statements and detailed statements, including accounting principles used, application of those principles, and estimates made by management. We believe that, as a result of our audits, we have obtained a reasonable basis upon which to express our opinion.

In our opinion, the non-consolidated financial statements and detailed statements referred to above present fairly, in all material respects, the financial position and results of operations of KONAMI CORPORATION for the business year under review, in conformity with accounting principles generally accepted in Japan.

There are no interest relationships either between the Company and our audit corporation or between the Company and the Designated Employees and Engagement Partners that are required to be reported by the Certified Public Accountant Law.

(English Translation of the Audit Report of the Board of Corporate Auditors Originally Issued in the Japanese Language)

AUDIT REPORT

Regarding the performance of duties by the Directors for the 38th fiscal year from April 1, 2009 to March 31, 2010, the Board of Corporate Auditors hereby submits its audit report, which has been prepared through discussions based on the audit report prepared by each Corporate Auditor.

1. Auditing Methods and Details of Such Methods

The Board of Corporate Auditors established auditing policies, auditing plans, and other relevant matters for the fiscal year under review, and received reports from each Corporate Auditor regarding his or her audits and results thereof, as well as received reports from the Directors, other relevant personnel, and the accounting auditors regarding performance of their duties, and sought explanations as necessary.

Each Corporate Auditor followed the auditing standards of corporate auditors, auditing policies and auditing plans for the fiscal year under review, allocation of duties, and other relevant matters established by the Board of Corporate Auditors, communicated with the Directors, the internal audit department, other employees, and any other relevant personnel, and made efforts to optimize the environment for information collection and audit, and participated in meetings of the Board of Directors and other important meetings, received reports from the Directors, employees, and other relevant personnel regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and financial positions. In addition, we confirmed the details of the resolution of the Board of Directors related to the establishment of the systems to ensure appropriate operations including systems to ensure that the execution of the duties of Directors conform to laws and regulations and the Articles of Incorporation (internal control system), and verified the condition of the systems put in place in accordance with the aforesaid resolution. We reviewed the contents of the basic policy stipulated in Item 3(a) and actions stipulated in Item 3(b) of Article 118 of the Ordinance of Enforcement of the Corporate Law in consideration of the status of discussions held by the Board of Directors, etc.

With respect to subsidiaries, we communicated and exchanged information with directors, corporate auditors, and other relevant personnel of the subsidiaries, received business reports from subsidiaries, and visited their offices and studied their operations and financial positions as necessary.

Furthermore, we monitored and verified whether the accounting auditors maintained their independence and implemented appropriate audits, and we received reports from the accounting auditors regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the accounting auditors that “the system for ensuring that duties are performed properly” (matters set forth in each Item of Article 131 of the Corporate Accounting Rules) is organized in accordance with the “product quality management standards regarding audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the above methods, we examined the Business Report and its supporting schedules, non-consolidated financial statements and their supporting schedules, as well as consolidated financial statements related to the fiscal year under review.

2. Results of Audit

(1)	Results of audit of Business Report

(a)	In our opinion, the Business Report and its supporting schedules are in accordance with the related laws and regulations and the Articles of Incorporation, and fairly represent the Company’s condition.

(b)	With regard to the performance of duties by the Directors, we have found no evidence of wrongful action or material violation of related laws and regulations, nor of any violation with respect to the Articles of Incorporation.

(c)	In our opinion, the contents of the resolutions of the Board of Directors regarding the internal control system are fair and reasonable. In addition, we have found no matters on which to remark in regard to the performance of duties of the Directors regarding the internal control system.

(d)	With regard to the basic policy on control of the Company provided in the Business Report, we have found no item worthy of special mention. We recognize that the actions stipulated in Article 118, Item 3(b) of the Ordinance for Enforcement of the Corporate Law mentioned in the Business Report are in line with the basic policy, are not detrimental to the common interests of shareholders and do not support the position of the executive officers of the Company.

(2)	Results of audit of non-consolidated financial statements and their supporting schedules

In our opinion, the methods and results of audit employed and rendered by KPMG AZSA & Co., accounting auditors, are fair and reasonable.

(3)	Results of audit of consolidated financial statements

In our opinion, the methods and results of audit employed and rendered by KPMG AZSA & Co., accounting auditors, are fair and reasonable.

May 12, 2010

Board of Corporate Auditors

KONAMI CORPORATION

Standing Corporate Auditor	Noboru Onuma	(Seal	)

Corporate Auditor	Tachio Ohori	(Seal	)

Corporate Auditor	Masaru Mizuno	(Seal	)

Corporate Auditor	Shogo Sasabe	(Seal	)

Note:	Corporate Auditors Messrs. Noboru Onuma, Tachio Ohori, Masaru Mizuno and Shogo Sasabe are external corporate auditors as provided for in Article 2, Item 16 and Article 335, Paragraph 3 of the Corporate Law.